Exhibit 99.1

Mobilicom & WIN Consortium Successfully Demonstrate use of 5G AI
Synchronized Mesh Network for Autonomous Vehicles

●	The WIN Consortium partners include leading companies and academic institutions such as Elbit Systems (Nasdaq: ESLT), CEVA (Nasdaq: CEVA), Ceragon Networks (Nasdaq: CRNT) and Ben Gurion University
●	Mobilicom worked closely with the consortium partners to develop and test AI and machine learning (ML) in a 5G field test of device-to-device systems for applications including drones and drone security
●	Other applications include autonomous vehicles and drones for industrial and defense needs

Shoham, Israel, March 16, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB) a provider of cybersecurity and robust solutions for drones and robotics, in conjunction with the Wireless Intelligent Networks (WIN) Consortium, today announced the successful demonstration of artificial intelligence (AI) for wireless systems for 5G device-to-device communication.

WIN is a non-profit organization funded by the Israeli Innovation Authority for the purpose of developing technologies for 5G intelligent wireless networks. Mobilicom was previously selected to join the WIN in June 2020.

The successful demonstration covered non-GPS (GNSS denied environment) distributed AI synchronized mesh networks (wireless nodes that connect dynamically and directly with each other) including two mesh systems working simultaneously. One of the demonstrations included a drone and a second controlled a ground vehicle, with both networks relaying video back through the 5G network to mobile phones.

The research and demonstrations advanced the Consortium’s knowledge including the integration of mesh networks for secure drone operations. A number of other organizations were involved including the international Tier 1 defense electronics provider Elbit Systems (Nasdaq: ESLT), networking equipment provider Ceragon Networks (Nasdaq: CRNT), semiconductor IP company CEVA (Nasdaq: CEVA), and next-generation mobile tech provider RunEl, and high-profile academic institutions Ben Gurion University and Lev Institute.

“As a technology leader in mesh network security and drones, Mobilicom is at the forefront of knowledge in this space and we were very pleased to work with industry and academic leaders to advance these fifth-generation solutions that will enable unprecedented performance for autonomous vehicles and systems,” stated Yossi Segal, VP of R&D and Co-Founder of Mobilicom. “We expect the outcome of this research and know-how will lead to an expansion of our IP portfolio and be incorporated into our future products for commercial and industrial drones, robotics and autonomous platforms.”

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com